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JET AVIATION TRADING, INC.
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May 1, 1998


VIA FACSIMILE AND U.S. MAIL
---------------------------


Mr. Anthony Barone
United States Securities and
Exchange Commission
Mail Stop 3-4
450 Fifth Street, N.W.
Washington, DC 20549


Re:   Jet Aviation Trading, Inc.
      File No. 333-40107

Dear Mr. Barone:

Jet Aviation Trading, Inc. (the "Company"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, hereby requests that the Commission consent to the withdrawal of its Registration Statement on Form SB-2, as amended, which was filed on or about March 13, 1998. The Company has determined not to proceed with the warrant exercise at this time.

The undersigned requests copies of any Order entered by the Commission with respect to this request for withdrawal.

Very truly yours,



/s/ Joseph J. Nelson
--------------------
Joseph J. Nelson
President & C.E.O.

JJN/cst



                15675 N.W. 15th Avenue * Miami, FL U.S.A. 33169
                      Tel:(305)624-6700 Fax:(305)624-2944